Endologix, Inc.
11 Studebaker
Irvine, CA 92618

August 26, 2011

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:	Mr. Brian Cascio

Re:	Endologix, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 16, 2011
Form 10-Q for the quarterly period ended June 30, 2011
Filed August 3, 2011
File No. 000-28440

Responses to SEC Staff comments made by letter dated August 17, 2011

Ladies and Gentlemen:
Set forth below are the responses of Endologix, Inc. (“we,” “our,” or “us”), to the United States Securities and Exchange Commission Staff (“Staff”) comments made by letter dated August 17, 2011 (the “Comment Letter”), in connection with (i) our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed March 16, 2011, and (ii) our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011, filed August 3, 2011 (File No. 000-28440). Our responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter.

Form 10-Q for the quarterly period ended June 30, 2011:

Note 9. Commitments and Contingencies, page 13

1.     We refer to your disclosure regarding the Cook and Bard litigation indicating “it is not possible to estimate with reasonable accuracy” the loss contingencies related to these matters. FASB ASC 450-20-50 does not require reasonably possible losses to be estimated with accuracy. In that regard, please tell us how your disclosure complies with FASB ASC 450.

Company Response:

We acknowledge that the Staff generally objects to companies asserting that they could not provide quantified information of reasonably possible losses because such losses could not be estimated with confidence or with precision.
However, we respectfully note that ASC 450-20-54 requires disclosure within the footnotes to the

August 26, 2011

financial statements of certain losses that cannot be presently estimated. We believe that the cited disclosure should have included a statement that “…the Company cannot presently estimate the amount, or range, of reasonably possible losses due to the nature of these potential litigation settlements” for additional clarity.
Accordingly, assuming there were no changes in the facts and circumstances involving our litigation with Cook and Bard, our “Commitments and Contingencies” footnote disclosure within Form 10-Q for the quarterly period ended September 30, 2011 would include the following paragraph:

In order to avoid the further legal costs and diversion of management resources, it is reasonably possible that a settlement with Bard and/or Cook may be reached, which could then result in a liability to the Company. However, the Company cannot presently estimate the amount, or range, of reasonably possible losses due to the nature of these potential litigation settlements.
As with any possible contingency, our management continuously evaluates the likelihood of the contingency, and its ability to estimate the amount or range of reasonably possible losses.
In the event that further information becomes available and/or business events develop which indicate a possible range, or likely amount of settlement value for the Cook and/or Bard legal matters, such information and/or events will be disclosed within the footnotes to our quarterly or annual financial statements in the related period.
Management's Discussion and Analysis of Financial Condition and Results of Operation:

Comparison of the Three Months Ended June 30, 2011 and 2010 - Revenue, page 16

2.    We see you early terminated your contract with LeMaitre, your primary European distributor. Please tell us the amount and percentage of revenue this distributor has contributed for each of the periods presented and if material, the impact this is expected to have on future operations.

Company Response:

Our sales derived from our primary European distributor, LeMaitre Vascular GmbH (“LeMaitre”), resulted in the below revenue contribution in each of the corresponding periods, along with the percentage of total revenue, respectively:

Three months ended June 30, 2011:  $121,675, or 0.6% of total revenue.

Three months ended June 30, 2010: $633,698, or 4.0% of total revenue.

Six months ended June 30, 2011:  $1,141,709, or 3.0% of total revenue.

Six months ended June 30, 2010:  $1,186,808, or 3.9% of total revenue.

Early in the third quarter of 2011, we early terminated our contract with LeMaitre, which would have otherwise expired on June 30, 2013. Under mutual agreement, LeMaitre's terminated distribution rights with respect to our products will be effective beginning on September 1, 2011, and covers the following countries: Austria, Belgium, the Czech Republic, Denmark, France, Germany, Luxemburg, The Netherlands, Romania, Sweden, Switzerland, and the United Kingdom (excluding Northern Ireland).

Our total reported European revenue (which includes sales derived from LeMaitre and certain

August 26, 2011

other European distributors), as a component of our total revenue for the three and six months ended June 30, 2011 and 2010, is presented in Footnote 7 to the Condensed Consolidated Financial Statements. Our total reported European revenue as a percentage of total revenue, ranges from 3.4% to 6.8% in these 2011 and 2010 periods, and thus, we do not consider it to be a material portion of our total revenue, and even less so for the LeMaitre portion of such European revenue (as summarized above).

We are building a European sales force in advance of the effective termination date of the LeMaitre contract on September 1, 2011. We expect that after a lead time of approximately two to three months, our European sales force will reach an equal or greater revenue run-rate level relative to LeMaitre's recent contribution to our total quarterly and annual revenue.

Accordingly, we do not believe the terminated agreement with LeMaitre will have any material adverse effect on our future operations. Rather, we expect that our sales force in Europe will have a favorable impact on our revenue growth and gross margins for the remainder of 2011, and beyond.

*	*	*
We also acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses set forth herein or require additional information, please do not hesitate to contact me at (949) 595-7200.
Sincerely,

/S/ ROBERT J. KRIST
Robert J. Krist
Vice President and Chief Financial Officer

cc:	John McDermott, President and Chief Executive Officer
Gregory Waller, Chairman of the Audit Committee of Endologix's Board of Directors
Lawrence B. Cohn, Esq. - External Legal Counsel